UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: July 9, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Our Company

As of June 30, 2013, our portfolio consisted of 103 commercial jet aircraft with 97 narrow-body passenger aircraft (including two freighters) and six wide-body passenger aircraft, including 54 Boeing™ aircraft and 49 Airbus™ aircraft. The aircraft in our portfolio were manufactured between 1990 and 2013 and have a weighted average age of 9.4 years. Our aircraft are on lease to 54 airlines in 31 countries. As of June 30, 2013, our aircraft had a weighted average remaining lease term of 3.7 years.

Our Portfolio

The table below summarizes the composition of our portfolio by manufacturer and aircraft type as of June 30, 2013.

Aircraft Manufacturer	Aircraft Type	Number of Aircraft
Airbus	A319-100	19
	A320-200	26
	A330-200	1
	A340	3
	Total	49
Boeing	B737(1)	41
	B747-400	1
	B757-200(1)	11
	B767-300ER	1
	Total	54
Total		103

 (1) Includes one freighter.

The following table represents the composition of our portfolio based on airframe type as of June 30, 2013:

Airframe Type	Number of Aircraft	% of Net Book Value
Narrow-body(1)	97	89%
Wide-body	6	11%

Total	103	100%

(1) Includes two freighters.

Geographic Markets

The following table presents the distribution of our total annualized contracted revenue by geographic region as of June 30, 2013:

Percentage of Total Annualized Contracted Revenue
Europe	42%
India, Asia and South Pacific	29%
North America	15%
Latin and South America	8%
Middle East and Africa	6%
Total	100%

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Airlines

The following table sets forth our top ten lessees, as a percentage of our total annualized contracted revenue as of June 30, 2013:

Airline	Percentage of Total Annualized Contracted Revenue
Hainan Airlines	5.7%
Virgin America	5.2%
Virgin Atlantic	5.2%
US Airways	4.8%
British Airways	4.1%
Aeromexico	4.0%
SpiceJet	3.8%
Sun Express	3.6%
Nok Airlines	3.5%
Qantas	3.2%
Total	43.1%

Our target net leverage, defined as the ratio of net debt to total shareholders’ equity was 3.2x at March 31, 2013. Our target leverage is 3.0x – 4.0x depending on market conditions, availability of financing and aircraft acquisition and sale activity.

Recent Developments

On May 21, 2013, we re-priced our 2012 term loan. The interest rate on the amended loan is LIBOR plus 3.50%, a 1.00% reduction from the previous interest rate. In addition, the LIBOR floor was reduced to 1.00%, a reduction of 0.25%. In conjunction with the re-pricing, we paid our current term loan lenders a one-time pre-payment fee of 1.00% of the then outstanding principal amount of $380 million.

On July 3, 2013, we increased total commitments under our aircraft acquisition facility to $450 million from $250 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

In the three months ended June 30, 2013, we acquired three Boeing 737-800 aircraft manufactured in 2013 on long-term leases to carriers in the United States, Thailand and China. These acquisitions were funded with a combination of unrestricted cash and $95 million from our aircraft acquisition facility.

In July 2013, we also purchased two Boeing 737-800 aircraft manufactured in 1999 and 2002, on six-year leases to a German carrier. These acquisitions were funded with a combination of unrestricted cash and secured debt financing. In July 2013, we sold one Boeing 737-700 aircraft manufactured in 1999 for approximately net book value. We received end-of-lease revenue of approximately $1.5 million in connection with this aircraft in the second quarter.

In July 2013, we entered into purchase and leaseback agreements with a South American carrier for a new Boeing 777-300ER which is expected to deliver in July 2013. We expect to finance this aircraft with secured bank debt, and closing of the transaction is subject to certain closing conditions.

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We have previously announced a target of $300 to $500 million of aircraft acquisitions in 2013. As of the date hereof, we have acquired five aircraft for approximately $170 million and have already identified approximately $450 million of additional potential aircraft acquisitions, including select widebody aircraft, such as a Boeing 777 and Boeing 787. Assuming completion, these previously acquired and identified aircraft are expected to provide additional annualized contracted revenues of approximately $65 million.

Preliminary Estimates for the Quarter Ended June 30, 2013

While we have not yet closed our books for the quarter ended June 30, 2013, set forth below are certain preliminary estimates of the results of operations that we currently expect to report for the quarter. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the second quarter are published.

For the second quarter of 2013, we expect to report total revenues of approximately $87 million to $91 million compared to $114.4 million for the quarter ended March 31, 2013, and total expenses of approximately $82 million to $86 million compared to $76.6 million for the quarter ended March 31, 2013. The decrease in revenue compared to the quarter ended March 31, 2013 is primarily attributable to: (i) a reduction in end of lease revenue compared to the first quarter, (ii) redelivery of off-lease aircraft later in the quarter than expected resulting in less than a full period of revenue for these aircraft and (iii) the sale of six aircraft at the end of the first quarter without any offsetting aircraft acquisitions until the end of the second quarter. The increase in expenses compared to the quarter ended March 31, 2013 is primarily attributable to aircraft maintenance expenses incurred in connection with preparing aircraft for delivery to new lessees.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)
July 9, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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